Exhibit 1

IncrediMail Approved for NASDAQ Global Market Listing

NEW YORK – June 27, 2007 – IncrediMail Ltd. (NASDAQ: MAIL), a software company specializing in Internet consumer products and services, received notification that the NASDAQ stock market has upgraded IncrediMail’s listing to the NASDAQ Global Market beginning June 27, 2007. The company will remain trading under the ticker symbol “MAIL” on the Global Market.

“Achieving this important milestone underscores the progress the IncrediMail team has accomplished since our initial public offering in 2006. We anticipate that the broader exposure we will receive by being listed on the Global Markets platform will enhance our visibility to global investors. This important milestone further solidifies our growth and overall success as we continue to broaden our user base, and introduce unique, revenue driving products to the marketplace,” stated Yaron Adler, IncrediMail’s Chief Executive Officer.

About IncrediMail Ltd.

IncrediMail designs and markets an integrated suite of customized and entertaining Internet software products for the consumer market, offering users the ability to design highly personalized email presentations with our large collection of multimedia content for email communication. Our products include: IncrediMail Xe, which allows users to personalize email messages with creative features and is offered free of charge; IncrediMail Premium, an enhanced version of IncrediMail Xe; IncrediMail Letter Creator, which enables further personalization of backgrounds; The Gold Gallery, a content database of additional backgrounds, animations and notifiers; JunkFilter Plus, an anti-spam solution; and the recently introduced Magentic, a solution offering desktop Wallpapers and Screensavers. IncrediMail generates revenue by the sale of these products and services; licensing and co-branding the Incredi brand to operators of third party websites; and selling paid advertising and sponsored links on its website and email client. For more information about IncrediMail, visit www.incredimail-corp.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contacts:
IncrediMail Inc.
Executive Vice President
Mr. Jeff Holzmann
jeff@incredimail.com
or
MEDIA RELATIONS:
The Investor Relations Group
Mr. Bill Douglass, 212-704-7385
bdouglass@investorrelationsgroup.com
or
INVESTOR RELATIONS
The Investor Relations Group
Mr. Daniel Berg, 212-825-3210
dberg@investorrelationsgroup.com